Exhibit 99.37

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position of Theratechnologies Inc., on a consolidated basis, as at November 30, 2018. It also provides a review of our performance by comparing the Company’s results of operations, on a consolidated basis, for the year ended November 30, 2018, or Fiscal 2018, with the year ended November 30 2017, or Fiscal 2017. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated February 20, 2019 and should be read in conjunction with the audited consolidated financial statements, or Audited Financial Statements, and the notes thereto.

Except as otherwise indicated, the financial information contained in this MD&A and in our Audited Financial Statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. IFRIC refers to International Financial Reporting Interpretation Committee. The Audited Financial Statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors.

The Company’s functional currency is the United States dollar, or USD, because the vast majority of our operational activities and sales occur in the United States. Except where otherwise indicated, all monetary amounts set forth in this MD&A and the Audited Financial Statements and the notes thereto are expressed in CAD for reporting purposes. The exchange rates used to convert the currencies are disclosed in note 21(c) of the Audited Financial Statements. In accordance with IFRS, the exchange difference resulting from the translation of the consolidated financial statements to CAD for reporting purposes is included in accumulated other comprehensive income. References to $ and C$ are to CAD and references to US$ are to USD. As of the first quarter of 2019, the Company will begin reporting its financial results in USD.

In this MD&A, the use of EGRIFTA® refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding the growth of our revenues from sales of EGRIFTA® and Trogarzo® in both North America and in Europe, the approval of Trogarzo® in Europe and our capacity to commercialize same in this territory, including building a commercial infrastructure therein, the launch of the F4 Formulation and our capacity to acquire or in-license new products.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of EGRIFTA® and Trogarzo® will continue to grow in the United States, Trogarzo® will be approved for commercialization in Europe and we will successfully launch same in this territory, we will succeed in launching the F4 Formulation and healthcare practitioners and patients will adopt such new formulation,, no untowards side effects will be discovered through the long term use of both EGRIFTA® and Trogarzo®, and we will succeed in finding products and entering into agreements to acquire or in-license products upon terms and conditions satisfactory to us.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. We refer potential investors to the “Risks and Uncertainties” section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Business Overview

We are a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

Our business strategy is to grow revenues from our existing and future assets in North America and Europe and to build a portfolio of complementary products, compatible with our expertise and the commercial platform already in place for EGRIFTA® and Trogarzo® injection.

Our first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010, by Health Canada in March 2015, and by COFEPRIS, Mexico’s health agency, in March 2016. It is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. We have established an integrated commercial platform to market EGRIFTA® in the United States and Canada.

In March 2016, we entered into an agreement with TaiMed Biologics, Inc., or TaiMed, to acquire the commercial rights to Trogarzo® for the United States and Canada, or TaiMed Agreement. In March 2017, the TaiMed Agreement was amended to include the commercial rights to ibalizumab in the European Union countries and in other countries such as Israel, Norway, Russia and Switzerland.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	2

Trogarzo® is a humanized monoclonal antibody and is indicated for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was approved by the FDA on March 6, 2018 and has been commercially available since April 30, 2018 in the United States.

Since the second half of Fiscal 2017, we have been working on building the foundation for ibalizumab in Europe to achieve marketing approval. The application for marketing authorization was filed with the European Medicines Agency, or EMA, on August 27, 2018.

Fiscal 2018 Highlights

Consolidated revenue for the year ended November 30, 2018 was $58,553,000 compared to $42,864,000 for the same period ended November 30, 2017, representing an increase of 36.6%.

For the year ended November 30, 2018, sales of EGRIFTA® were $46,941,000 or US$36,329,000 compared to $42,861,000 or US$33,020,000 for the same period last year, representing an increase of 10% in USD.

Sales of Trogarzo® reached $11,611,000 or US$8,887,000 for the year ended November 30, 2018. Approved in the United States on March 6, 2018, Trogarzo® has been commercially available since April 30, 2018. Trogarzo® is increasingly contributing to revenue growth and financial results.

Access to Trogarzo® is, as of the date hereof, available to the vast majority of covered lives in the United States. Some 83% of covered lives in the United States have access to Trogarzo® compared to 70% at the end of the previous quarter. This is primarily a reflection of increased ADAP (Aids Drug Assistance Programs) coverage which is now available in 48 out of 52 states and territories and Medicaid, which now covers 100% of eligible patients.

In October 2018, the United States Department of Health and Human Services, or DHHS, included Trogarzo® in its guidelines. The DHHS guidelines state that “Patients with ongoing detectable viremia who lack sufficient treatment options to construct a fully suppressive regimen may be candidates for the recently approved CD4 post-attachment inhibitor ibalizumab.”

In addition, a specific “J-Code” was issued by the Centers for Medicare and Medicaid Services as part of the Healthcare Common Procedure Coding System (HCPCS) for reporting medical procedures and services. The new J-1746 code came into effect on January 1st, 2019.

As the organization continues to build the United States market for Trogarzo®, the European filing continues to progress. Based on technical meetings held with representatives from the rapporteur and co-rapporteur countries in April 2018, Theratechnologies was permitted to seek regulatory approval in Europe for Trogarzo® using efficacy and safety data from the clinical trials submitted to the FDA.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	3

The marketing authorization application to the EMA was filed on August 27, 2018 after being informed by the EMA that the Pediatric Investigation Plan for Trogarzo® was not required before filing. On September 13, 2018, the EMA confirmed the validity of the application. Trogarzo® is being reviewed under the accelerated assessment procedure with a timeframe of 150 review days, which does not include the time required to answer questions which might be asked by the EMA. The Company did receive questions from the EMA on December 14, 2018 and submitted answers on January 25, 2019. The Company expects a decision from the European Commission in the second half of 2019.

In preparation for such a decision, the Company has announced the hiring of a General Manager for its wholly-owned subsidiary in Europe. The General Manager’s role will be to create the infrastructure required to deliver on many key success factors including distribution, reimbursement, sales, marketing and relationships with key stakeholders. The General Manager will also work with our contract sales organization on building the right presence in key European countries and on hiring key internal strategic positions.

As for EGRIFTA®, the Company announced in September 2016 that it was moving forward with the development of a single-vial formulation of EGRIFTA®, or F4 Formulation. In addition to being presented in a single vial instead of the current two-vial formulation, the F4 Formulation has the advantage of being four times more concentrated, thus significantly reducing the volume of administration. It also uses a smaller needle and is stable at room temperature. This last feature represents a significant improvement as refrigeration by pharmacies and patients will no longer be required. The supplemental New Drug Application, or sNDA, for the new formulation was submitted to the FDA on July 3, 2018. On November 5, 2018, the FDA approved the F4 Formulation. It is expected to be launched later this year once manufacturing validation is completed.

On May 1, 2018, Theratechnologies announced that the FDA had released the Company from its last post-approval commitments relating to EGRIFTA®. The FDA determined that these two large-scale post-approval clinical trials were no longer required as the current labeling adequately reflects the safety profile of EGRIFTA®. The FDA also concluded that the size of the HIV patient population with lipodystrophy did not make such a requirement feasible.

On June 19, 2018, the Company announced the closing of a “bought deal” offering of 5.75% convertible unsecured senior notes, or Notes, in an aggregate principal amount of US$57,500,000, or Offering, including the exercise in full of the underwriters’ over-allotment option.

The Company used a portion of the proceeds to fund the payment of future obligations arising from the repurchase of the commercial rights to EGRIFTA® from EMD Serono Inc, or EMD Serono. The Company made a lump sum payment of US$23,850,000 to repay future obligations, totalling US$28,200,000, owed to EMD Serono. The early repayment eliminated royalty payments on future sales of EGRIFTA® that was previously impacting the Company’s operating cash flow.

Adjusted EBITDA for Fiscal 2018 was $2,259,000 compared to $(6,947,000) in Fiscal 2017. We use adjusted EBITDA to measure cash flow generation. See “Non-IFRS Financial Measures” below.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	4

As at November 30, 2018, cash, bonds and money market funds amounted to $71,637,000.

Outlook

Our strategy to generate growth in 2019 will involve increasing sales of EGRIFTA® and Trogarzo® in the United States, launching the F4 formulation of EGRIFTA® in the United States and launching Trogarzo® in Europe, if approved. It will also include pursuing potential product acquisitions, in-licensing transactions that would be complementary to our Company’s infrastructure or other opportunities to begin rebuilding our early-stage pipeline.

Selected Annual Information

Years ended November 30 (in thousands of Canadian dollars, except per share amounts)	2018	2017	2016
Revenue	$58,553	$42,864	$37,072
Selling and market development expenses	$27,990	$26,017	$14,658
Royalty expense	$1,699	$3,986	$2,430
Adjusted EBITDA[1]	$2,259	$(6,947)	$6,573
Net (loss) profit	$(6,013)	$(18,450)	$410
(Loss) earnings per share: Basic and diluted	$(0.08)	$(0.25)	$0.01
Cash, bonds and money market funds	$71,637	$32,929	$11,603
Total assets	$147,717	$76,295	$52,974
Long-term obligation (including current portion)	—	$9,219	$13,567
Convertible unsecured senior notes	$65,451	—	—

1.	See “Non-IFRS Financial Measures” below.

The increase in revenues in 2018 is due to increased EGRIFTA® sales in addition to the launch of Trogarzo® in the United States.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	5

Selling and market development expenses stabilized during Fiscal 2018. The 2017 increases in selling and market development expenses were reflective of the cost associated with a major expansion of our U.S. sales and marketing organization in order to prepare the launch of Trogarzo® in the United States and to cover additional territories for EGRIFTA®.

The significant positive change in Adjusted EBITDA and in net loss is a reflection of increased revenues stemming from steadily growing EGRIFTA® and Trogarzo® sales in the United States and a responsible approach in the management of expenses.

The significant increase in total assets is a result of the Offering.

Operating results – Year ended November 30, 2018 compared to Year ended November 30, 2017

(in thousands of Canadian dollars)	2018	2017
EGRIFTA® net sales	46,941	42,861
Trogarzo® net sales	11,611	—
Royalties	1	3

Revenue	58,553	42,864

Consolidated revenue for the year ended November 30, 2018 was $58,553,000 compared to $42,864,000 for the same period ended November 30, 2017, an increase of 36.6%. Revenue growth reflects the added contribution of Trogarzo® as well as the continued progression of EGRIFTA® sales.

Annual net sales of EGRIFTA® were our strongest ever. For the year ended November 30, 2018, sales of EGRIFTA® were $46,941,000 or US$36,329,000 compared to $42,861,000 or US$33,020,000 for the same period last year, representing an increase of 10% in US.

Sales of Trogarzo® reached $11,611,000 or US$8,887,000 as at November 30, 2018. Approved in the United States on March 6, 2018, Trogarzo® has been commercially available since April 30, 2018. Trogarzo® is increasingly contributing to revenue growth and financial results.

Cost of Sales

For the year ended November 30, 2018, cost of sales was $17,225,000 compared to $10,273,000 in the comparable period of Fiscal 2017. Cost of sales includes the cost of goods sold which amounted to $12,188,000 in Fiscal 2018 compared to $4,991,000 in Fiscal 2017. The increase in cost of goods sold is mainly due to the introduction of Trogarzo® and higher sales of EGRIFTA®.

In Fiscal 2017, the cost of sales also included other production-related costs of $1,296,000, which was principally due to the write-down of inventories as a result of losses incurred during conversion of raw materials to finished goods and losses associated with expired goods.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	6

Prior to the third quarter of 2018, cost of sales included royalties due under the terms of an agreement terminating our collaboration and licensing agreement with EMD Serono, or EMD Serono Termination Agreement. Following the closing of the Offering, we used a portion of the net proceeds to make a full and final payment of US$23,850,000 to EMD Serono which enabled Theratechnologies to realize savings from a reduction of future payment obligations including royalty payments.

The payment in connection with the settlement of the future royalty obligation has been accounted as “Other asset” on the consolidated statement of the financial position. Consequently, during Fiscal 2018, an amortization of $3,196,000 has been recorded in relation to this transaction.

R&D Expenses

R&D expenses amounted to $10,324,000 for Fiscal 2018 compared to $11,856,000 in Fiscal 2017.

Several factors contributed to the lowering of R&D expenses in Fiscal 2018, including lower costs associated with two Phase 4 clinical trials. On May 1, 2018, Theratechnologies announced that it had been released from its last post-approval commitments by the FDA.

R&D expenses include costs associated with the regulatory submission of Trogarzo® in Europe, the filing of the F4 Formulation of EGRIFTA® in the United States and the medical science liaison and field medical education teams in the US.

Selling and Market Development Expenses

Selling and market development expenses for the year ended November 30, 2018 amounted to $27,990,000 compared to $26,017,000 for the same period last year.

Activities for the launch and marketing of Trogarzo® in the United States are mostly responsible for the increase in selling and market development costs.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. We recorded an expense of $2,285,000 in Fiscal 2018 compared to $1,968,000 for Fiscal 2017.

General and Administrative Expenses

General and administrative expenses for the year ended November 30, 2018 amounted to $7,549,000 compared to $5,816,000 for the same period in Fiscal 2017. The increase is mainly due to the growth and development of the Company and to professional fees associated with business development initiatives, our preparatory work in Europe and other projects.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	7

Finance Income

Finance income, consisting of interest income, for the year ended November 30, 2018 amounted to $791,000 compared to $338,000 in Fiscal 2017. Higher finance income is related to the interest on our higher liquidity position following the closing of the Offering.

Finance Costs

Finance costs for the year ended November 30, 2018 came to $3,931,000 compared to $7,690,000 for the same period last year. In 2018, finance costs include the interest on the Notes representing $1,945,000 and a loss of $375,000 on the repayment of the long-term obligation.

Finance costs no longer include losses related to the change in the fair value of warrant liability ($6,654,000 in Fiscal 2017) as the last outstanding warrants were exercised in the third quarter of 2017.

Accretion expense in Fiscal 2018 was $1,347,000 compared to $1,371,000 in Fiscal 2017. Accretion expense is mainly associated with the Notes issued in June 2018. Previously, accretion expense related to the long-term obligation with EMD Serono, which was settled in the third quarter of Fiscal 2018.

Adjusted EBITDA

Adjusted EBITDA for Fiscal 2018 was $2,259,000 compared to $(6,947,000) in Fiscal 2017, reflecting increased sales and margins, including the growing contribution of Trogarzo® while maintaining expenses relatively stable. See “Non-IFRS Financial Measures” below.

Net loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $6,013,000 or $0.08 per share in Fiscal 2018 compared to a net loss of $18,450,000 or $0.25 in Fiscal 2017.

Fourth quarter comparison

(in thousands of Canadian dollars)	Q4 2018	Q4 2017
EGRIFTA® net sales	12,734	12,595
Trogarzo® net sales	5,561	—
Royalties	—	1

Revenue	18,295	12,596

Consolidated revenue for the three months ended November 30, 2018 amounted to $18,295,000 compared to $12,596,000 for the same period last year, representing an increase of 45%.

For the fourth quarter of Fiscal 2018, sales of EGRIFTA® reached $12,734,000 or US$9,732,000 compared to $12,595,000 or US$10,033,000 in the fourth quarter of the prior year. In Q4 2018, EGRIFTA® unit sales were negatively impacted by inventory adjustments at the distributor level. This was offset by a higher selling price, the reversal of an accrued liability and a favourable variation in the exchange rate.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	8

In the fourth quarter of 2018, Trogarzo® sales amounted to $5,561,000 or US$4,250,000, representing an increase of 14.3% from the previous quarter of 2018.

Cost of Sales

For the three-month period ended November 30, 2018, cost of sales was $6,216,000 compared to $3,523,000 in the comparable period of Fiscal 2017. Cost of goods sold was $4,599,000 compared to $1,393,000 for the same period last year. The increase in cost of goods sold is mainly due to the introduction of Trogarzo®. For the same quarter of Fiscal 2017, cost of sales included production-related costs of $1,024,000 which were mainly due to inventory write-downs. Other components of cost of sales include amortization of $1,597,000 in 2018 and royalty payments to EMD Serono Inc. of $1,106,000 in 2017.

R&D Expenses

R&D expenses in the three-month period ended November 30, 2018 amounted to $2,700,000 compared to $3,094,000 in the comparable period of Fiscal 2017. As previously explained, this decrease is largely due to the FDA decision to release Theratechnologies from its last post-approval commitments relating to EGRIFTA®.

Selling and Market Development Expenses

Selling and market development expenses in the three-month period ended November 30, 2018 amounted to $6,848,000 compared to $7,985,000 in the comparable period of Fiscal 2017.

The reduction in selling and marketing expenses from quarter to quarter is mainly due the upfront investments made in 2017 to prepare the launch of Trogarzo®.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. We recorded an expense of $638,000 for the fourth quarter of Fiscal 2018 compared to $474,000 for the same quarter last year.

General and Administrative Expenses

General and administrative expenses in fourth quarter of Fiscal 2018 amounted to $2,449,000 compared to $1,591,000 reported in the same period of Fiscal 2017. The increase is mainly associated with business growth and various business development initiatives related to our preparatory work in Europe and other projects.

Finance Income

Finance income, consisting of interest income, for the three-month period ended November 30, 2018 was $362,000 compared to $94,000 in the comparable quarter of Fiscal 2017. Higher finance income is related to the interest on our higher liquidity position following the closing of the Offering.

Finance Costs

Finance costs for the fourth quarter of Fiscal 2018 were $1,737,000 compared to $713,000 for the same quarter of Fiscal 2017. As previously stated, finance costs include the interest on the Notes and a loss on the repayment of the long-term obligation.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	9

Finance costs also include accretion expense, which was $471,000 for the fourth quarter of 2018 compared to $281,000 for the same period last year. In the fourth quarter of 2018, the accretion expense was mainly associated with the Notes issued in June 2018. Previously, accretion expense related to the long-term obligation with EMD Serono, which was settled during the third quarter.

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of 2018 was $2,599,000 compared to $(1,887,000) in same period of Fiscal 2017. See “Non-IFRS Financial Measures” below.

Net loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $1,293,000 or $0.02 loss per share in the fourth quarter of Fiscal 2018 in comparison to a net loss of $4,216,000 or $0.06 loss per share in the fourth quarter of 2017.

Financial Position

For the three-month period ended November 30, 2018, operating activities generated cash of $3,678,000 compared to $1,958,000 in the comparable period of Fiscal 2017.

In the fourth quarter of Fiscal 2018, changes in operating assets and liabilities had a positive impact on cash flow of $1,946,000. These changes include an increase of $4,933,000 in accounts payable and accrued liabilities and a decrease in accounts receivable of $815,000, which were mainly offset by a $3,297,000 increase in inventories. These changes are related to the increase in our commercial activities.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(In thousands of dollars, except per share amounts)

	2018				2017
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	18,295	17,714	12,326	10,218	12,596	11,217	10,016	9,035
Net (loss) profit	(1,293)	367	(2,460)	(2,627)	(4,216)	(2,882)	(9,109)	(2,243)
Basic and diluted (loss) earnings per share	(0.02)	—	(0.03)	(0.04)	(0.06)	(0.04)	(0.13)	(0.03)

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	10

Factors Affecting the Variability of Quarterly Results

Results for Fiscal 2018 reflect the increasing contribution of Trogarzo® beginning May 2018.

The issuance of common share purchase warrants in 2015 had a significant effect on quarterly earnings. Variations in the fair value of the warrant liability, a non-cash item, resulted in the following gains and losses: 2018 – No impact as all broker warrants were exercised in Q3 2017; in 2017 – (Q1) a loss of $1,909,000, (Q2) a loss of $4,020,000, (Q3) a loss of $725,000, (Q4) no impact.

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

CAD/USD currency fluctuations also have an effect when sales figures are converted to CAD for reporting purposes. Since regaining commercial rights to EGRIFTA®, sales have kept an overall upward trend as measured by unit sales and dollar value.

In the second quarter of Fiscal 2017, the Company undertook a major expansion of its U.S. sales organization and added staffing to its medical science liaison and managed markets groups in order to cover additional territories and prepare the launch of Trogarzo® in the United States. The expanded sales team has had a lasting positive impact on sales of EGRIFTA®.

Liquidity and Capital Resources

Our objective in managing capital is to ensure a sufficient liquidity position to finance our business activities. We depend primarily on revenue generated by sales of EGRIFTA® and Trogarzo® in the United States and, from time to time, on public offerings of securities in North America. Currently, our general policy on dividends is to retain cash to keep funds available to finance our growth.

For Fiscal 2018, cash flow used in operating activities was $444,000 compared to cash flow generated of $2,455,000 in Fiscal 2017.

In Fiscal 2018, changes in operating assets and liabilities negatively affected cash flow by $84,000 compared to a positive impact on cash flow of $10,989,000 in Fiscal 2017. The most significant changes in 2018 were an increase in trade and other receivables of $4,523,000, an increase of inventory of $5,180,000 offset by an increase of accounts payable and accrued liabilities of $10,125,000. Those changes are directly related to the increase in our commercial activities.

On June 19, 2018, Theratechnologies closed the Offering. The Notes issued as a result of the Offering are direct, senior, unsecured obligations of Theratechnologies and bear interest at a rate of 5.75% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on December 31, 2018. The notes are convertible into common shares of the Company. (See note 17 of the Audited Financial Statements).

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Theratechnologies used a portion of the net proceeds of the Offering to fund payments totaling US$23,850,000 due under an amendment to the Termination Agreement entered into on May 29, 2018 with EMD Serono, or the Renegotiated Agreement. (See notes 13 and 16 of the Audited Financial Statements). The Renegotiated Agreement signed with EMD Serono enabled Theratechnologies to realize savings from a reduction of future payment obligations and also to eliminate a royalty payment that was previously impacting the Company’s operating cash flow.

As at November 30, 2018, cash, bonds and money market funds amounted to $71,637,000 compared to $32,929,000 in November 30, 2017. Available cash is invested in highly liquid fixed income instruments including governmental, municipal and paragovernmental organizations, high-grade corporate bonds and money market funds.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements at least for the next twelve months.

Contractual Obligations

The following are amounts due on the contractual maturities of financial liabilities as at November 30, 2018:

(In thousands of Canadian dollars)
2018
	TOTAL	Less than 1 Year	Between 1 Year and 3 Years	Between 4 Year and 5 Years	More than 5 Years
Convertible unsecured senior notes including interest	98,550	4,528	8,791	85,231	—
Operating lease obligations	3,377	368	970	1,044	995

Total	101,927	4,896	9,761	86,275	995

Long-Term Procurement Agreements

The Company has long-term procurement agreements with third party suppliers in connection with the commercialization of EGRIFTA® and Trogarzo®. As at November 30, 2018, the Company had outstanding purchase orders and minimum payments required under these agreements amounting to $8,446,000 (2017 - $4,945,000) for the manufacture of EGRIFTA® and for various services.

TaiMed Agreement

Under the terms of the TaiMed Agreement, the Company is subject to commercial milestone payments based primarily on the attainment of sales of the Trogarzo®. See note 12 to the Audited Financial Statements for additional details.

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Financial Risk Management

This section provides disclosure relating to the nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how we manage those risks.

Credit Risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

The Company’s exposure to credit risk currently relates to accounts receivable with one major customer (see Note 25 of the Audited Financial Statements) and derivative financial assets which it manages by dealing only with highly rated Canadian financial institutions. Included in the consolidated statements of financial position are trade receivables of $14,251,000 (2017—$9,617,000), all of which were aged under 60 days. There was no bad debt expense for the years ended November 30, 2018 and 2017. Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds and money market funds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental, municipal, high grade corporate bodies and money market funds (2018—$19,795,000; 2017—$31,169,000). As at November 30, 2018, the Company believes it was not exposed to any significant credit risk. The Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. We manage this risk through the management of our capital structure as outlined under “Liquidity and Capital Resources”. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

We have adopted an investment policy in respect of the safety and preservation of its capital designed to ensure that our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

The required payments on the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease and the long-term obligation, as at November 30, 2018, are presented in Note 21(b) of the Audited Financial Statements.

Currency Risk

We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US dollars, primarily cash, sale of goods and expenses incurred in Canadian dollars.

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Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statement of comprehensive income to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollars at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive income. We do not believe a sudden change in foreign exchange rates would impair or enhance our ability to pay our Canadian dollar denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk as at November 30, 2018 and 2017:

(In thousands of dollars)		2018
Cash	CAD	1,869
Bonds and money market funds		9,754
Trade and other receivables		470
Accounts payable and accrued liabilities		(6,437)

Total exposure	CAD	5,656

(In thousands of dollars)		2017
Cash	CAD	297
Bonds and money market funds		14,239
Trade and other receivables		253
Accounts payable and accrued liabilities		(5,229)

Total exposure	CAD	9,560

The following exchange rates are those applicable as at November 30, 2018 and 2017 to:

	2018		2017
	Average rate	Reporting date rate	Average rate	Reporting date rate
CAD-USD	0.7752	0.7522	0.7684	0.7757

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Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the Canadian dollar would have a positive or (negative) impact on the net loss as follows, assuming that all other variables remain constant:

(In thousands of dollars)	2018	2017
Positive impact	CAD 283	CAD 478

An assumed 5% weakening of the Canadian dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as available for sale, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

Based on the value of the Company’s short- and long-term bonds as at November 30, 2018, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income by approximately $61,000 (2017 - $124,000); an assumed increase in the interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash and money market funds bear interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash and money market funds during the year ended November 30, 2018 of $31,644,000 (2017—$16,518,000), an assumed 0.5% increase in interest rates during such year would have increased future cash flows and net profit by approximately $158 (2017—$83,000); an assumed decrease of 0.5% would have had an equal but opposite effect.

As the Company’s convertible unsecured senior notes bear interest at a fixed rate of 5.75%, the Company does not face significant interest rate risk.

Fair Values of Financial Instruments

We have determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

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Bonds and money market funds and derivative financial assets and liabilities are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date.

The fair value of the convertible unsecured notes as at November 30, 2018 was approximately $69,561,000.

Share-based payment transactions

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The DSU liability is recognized at fair value is determined using the quoted price of the common shares of the Company.

Critical Accounting Estimates

Use of estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year.

Judgments in applying accounting policies

Information about critical judgments in applying accounting policies and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below.

Milestone payments related to Trogarzo®

The commercialization rights related to Trogarzo® are subject to additional milestone payments based on the attainment of commercial milestones, including development, launch and sales milestones. Milestones payments will be accrued and recorded in the cost of intangible assets when it is probable that they will be paid. The determination of probability to pay the milestones is subject to judgment. In order to demonstrate that the commercial milestone payment is probable, the following will be taken into consideration: product approval, product launch and approved development plan. In addition, there should be a sufficient history of sales to have reasonable expectation that the commercial milestone payments, related to sales milestones, will be reached.

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Convertible senior unsecured notes

The determination of the fair value of the liability component of a convertible instrument requires judgment as it is based on the estimated interest rate that the Company could obtain for a similar debt instrument without a conversion option.

Key sources of estimation uncertainty

Key sources or estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Sales promotional programs

Management uses judgment in estimating provisions for sale deductions such as cash discounts, allowances, returns, rebates, chargebacks and distribution fees (see Note 2 (Revenue recognition-Net sales and Note 4 for additional information).

Other

Other areas of judgment and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement and recoverability of intangible assets, the measurement of derivative financial assets, the measurement of the long-term obligation and share-based arrangements.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and the anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Recent Changes in Accounting Standards

Please refer to Note 3 of the Audited Financial Statements

Outstanding Securities Data As at February 19, 2019, the number of common shares issued and outstanding was 76,877,679 while outstanding options granted under our stock option plans were 2,172,705. We also had US$57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the Offering. These notes are convertible into common shares at the option of the holder at a conversion price of US$14.85, representing a conversion rate of approximately 67.3401 common share per US$1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

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Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management, including our President and Chief Executive Officer, and our Senior Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have evaluated, or caused the evaluation of, under their direct supervision, the design and operating effectiveness of the Company’s disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings as at November 30, 2018. Based upon that evaluation, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have concluded that, as of November 30, 2018, our disclosure controls and procedures were designed and operating effectively.

Internal Control over Financial Reporting

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB. Internal controls over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, assessed the design and operating effectiveness of our internal controls over financial reporting as of the end of Fiscal 2018 based on the criteria established in the “Internal Control—Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of our internal controls over financial reporting and testing of the operational effectiveness of

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our internal control over financial reporting. Based on that assessment, our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, concluded that as of November 30, 2018, our internal controls over financial reporting were appropriately designed and operating effectively.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period from September 1, 2018 to November 30, 2018 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

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Adjusted EBITDA

(In thousands of Canadian dollars)

	Three-month periods ended November 30		Year-ended November 30
	2018	2017	2018	2017	2016
Net (loss) profit	(1,293)	(4,216)	(6,013)	(18,450)	410
Add (deduct)
Depreciation and amortization	2,244	480	5,507	1,992	2,108
Finance costs	1,737	713	3,931	7,690	2,993
Finance income	(362)	(94)	(791)	(338)	(104)
Income tax (recovery) expense	—	—	(1,662)	—	639
Share-based compensation for stock option plan	225	194	1,097	1,015	563
Write-down of inventories	48	1,036	190	1,144	(36)

Adjusted EBITDA	2,599	(1,887)	2,259	(6,947)	6,573

Risks and Uncertainties

Before you invest in our securities, you should understand the high degree of risk involved and consider carefully the risks and uncertainties described below. The following risks may adversely impact our business, financial condition, operating results and prospects. Additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also develop as our operations evolve and, therefore, may adversely affect our business, financial condition, operating results or prospects. As a result, the trading price of our securities, including our common shares, could decline and you could lose all or part of your investment.

RISKS RELATED TO THE COMMERCIALIZATION OF OUR PRODUCTS

Our commercial success and revenue growth depend mainly on the commercialization of EGRIFTA® and Trogarzo® in the United States; unsatisfactory future sales levels of EGRIFTA® and Trogarzo® in the United States will have a material adverse effect on us.

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Our ability to generate revenue and sustain growth is currently based on the commercialization of EGRIFTA® and Trogarzo® in the United States.

Our success in generating sales revenue from EGRIFTA® and Trogarzo® in the United States will depend on our capacity:

•	to pursue the deployment of a commercialization strategy that will be accepted by patients, healthcare professionals and third-party payors;

•	to maintain reimbursement coverage for EGRIFTA® and Trogarzo® by third-party payors;

•	to maintain the registration of EGRIFTA® and Trogarzo® on U.S. governmental forms as drugs available for purchase in the United States;

•	to ensure that adequate supplies of EGRIFTA® and Trogarzo® are available;

•

to maintain conflict-free relationships with our principal third-party suppliers of services, namely our agent in the United States (Syneos), our manufacturers, (TaiMed and Jubilant), our distributor (RxCrossroads), as well as other specialized third-parties; and

•	to defend our intellectual property rights regarding EGRIFTA® against third-parties.

Our success in commercializing EGRIFTA® and Trogarzo® in the United States will also depend on:

•

the capacity of Syneos, in collaboration with us, to retain qualified, motivated and talented sales representatives and other key individuals instrumental in the commercialization of our products in the United States; and

•	the capacity of our third-party suppliers to comply with all laws and regulations applicable to the conduct of their respective businesses.

There can be no assurance that sales of EGRIFTA® and Trogarzo® to customers in the United States will increase in the future or that we will generate sales at a profitable level. If sales of these products decrease, our revenue would be adversely affected which, in turn, could materially adversely affect our business, financial condition and operating results.

Because we expect to be dependent on revenues from EGRIFTA® and Trogarzo® for the foreseeable future, any negative developments relating to these products, such as safety or efficacy issues, manufacturing issues, the introduction or greater acceptance of competing products, or adverse regulatory or legislative developments, or our inability to successfully manage any of the abovementioned factors, will have a material adverse effect on our business and our future business prospects.

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We rely on third parties for the manufacture, distribution and commercialization of our products and such reliance may adversely affect our revenues, business and future business prospects if the third parties are unable or unwilling to fulfill their obligations.

We have a single third-party service provider for each of our core business activities pertaining to the commercialization of our products, namely their manufacturing, distribution and commercialization. Any material issues such third-party service providers may encounter that relate to the provision of services to us would have a material adverse effect on our revenues, business and future business prospects since these third-party service providers may not be easily or rapidly replaced.

We do not own or operate manufacturing facilities for the production of EGRIFTA® and tesamorelin, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on Bachem and Jubilant to manufacture and supply all of our required raw materials, drug substance and drug product for sales of EGRIFTA®. Although potential alternative suppliers and manufacturers have been identified, we have not entered into any agreements with them nor have we qualified these vendors to date and no assurance can be given that such suppliers will be qualified in the future or receive necessary regulatory approvals. The replacement of a third-party manufacturer is time-consuming and costly due to the required validation of their capabilities. The validation process includes an assessment of the capacity of such third-party manufacturer to produce the quantities that we may request from time to time, the manufacturing process and its compliance with current good manufacturing practice, or GMP, regulations. In addition, the third-party manufacturer would have to familiarize itself with our technology. Validation of an additional third-party manufacturer takes at least twenty-four (24) months and could take as long as thirty-six (36) months or more.

TaiMed is our sole supplier of Trogarzo®. TaiMed does not currently own or operate any manufacturing facilities for the production of Trogarzo® and must rely on its sole supplier, WuXi. We are not in a contractual relationship with WuXi and, therefore, we may not be able to interact with Wuxi in the event they encounter issues which could adversely affect the supply of Trogarzo®. In such circumstances, we will need to rely on TaiMed to address any of those issues. We have no control over the time and efforts that TaiMed will devote in finding solutions to supply issues if such were to occur, or any say on the solution itself. Any delay in addressing manufacturing issues or any solution to address a manufacturing problem that is not to our liking could have a material adverse effect on the supply and sale of Trogarzo® and, accordingly, materially adversely affect our revenues.

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We do not have state licensure in the United States to distribute EGRIFTA®, Trogarzo® or any other product we may acquire or in-license and we do not currently intend to pursue applications to obtain the licenses required in order to distribute a drug product in the United States. Our supply chain model is based upon that fact and the distribution of EGRIFTA® and Trogarzo® in the United States is done through RxCrossroads which currently holds all state licensure required to distribute a drug product in every American state. Although potential alternative third-party service providers have been identified to replace RxCrossroads in the event that it becomes unable to distribute EGRIFTA® and Trogarzo®, we have not entered into any agreements with them and no assurance can be given that such providers would enter into any agreement with us on terms satisfactory to us.

We do not employ sales, medical service liaison and reimbursement personnel in the United States in connection with the commercialization of our products in this territory. We rely on Syneos to provide us with all of the services related to the commercialization of our products, namely sales personnel, medical science liaison personnel, reimbursement specialists and other individuals whose roles and functions pertain to the commercialization of our products. Although we are aware that there exists other third-party services providers that could provide the same services as Syneos, we have not entered into any agreements with them nor conducted any audit on them. If we need to find another third-party service provider for some or all of the services provided by Syneos, it will be time-consuming and will be disruptive to our business. In addition, there can be no assurance that we will be able to find such third-party service provider if we are unable to agree on the terms and conditions of an agreement with them.

Our reliance on one third-party service provider for each of our core business activities exposes us to a number of risks. For instance, we may be subject to delays in, or suspension of, the manufacturing of EGRIFTA® and Trogarzo® if a third-party manufacturer:

•	becomes unavailable to us, or to TaiMed, for any reason, including as a result of the failure to comply with GMP regulations;

•

experiences manufacturing problems or other operational failures, such as labour disputes, equipment failures or unplanned facility shutdowns required to comply with GMP, or damage from any event, including fire, flood, earthquake, business restructuring, labour disputes or insolvency; or

•	fails to perform its contractual obligations under our agreement, such as failing to deliver the quantities requested on a timely basis or not meeting product specifications.

We may also be subject to distribution disruption and interrupted sales of EGRIFTA® and Trogarzo® in the United States if RxCrossroads:

•	becomes unavailable to us for any reason, including as a result of its failure to meet applicable laws;

•	experiences warehousing problems or other operational failure, such as unplanned facility shutdown or damage from any event, including fire, flood, earthquake, business restructuring or insolvency; or

•	fails to perform its contractual obligations under our agreement.

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We may be subject to a decrease in sales of EGRIFTA® and Trogarzo® in the United States or may face reimbursement challenges if Syneos:

•	becomes unavailable to us for any reason, including as a result of its incapacity to motivate and retain the employees working on the commercialization of EGRIFTA® and/or Trogarzo®;

•	experiences compliance issues with the FDA; or

•	fails to perform its contractual obligations under our agreement.

Significant safety problems may arise with respect to EGRIFTA® and Trogarzo® which could result in restrictions in EGRIFTA®’s or Trogarzo®’s label, product recall or withdrawal of any of our products from the market, any of which would materially adversely impact our business and our future business prospects.

New safety issues may arise as EGRIFTA® and Trogarzo® are used over longer periods of time by a wider group of patients, some of whom may be taking numerous other medicines, or may suffer from additional underlying health problems. Such safety issues could include an increase in the severity or frequency of known problems or the discovery of previously unknown problems, and may result in a variety of adverse regulatory actions. Under U.S. laws, the FDA has broad authority over drug manufacturers to compel any number of actions if safety problems arise, including, but not limited to: (i) requiring manufacturers to conduct post-approval clinical studies to assess known risks or signals of serious risks, or to identify unexpected serious risks; (ii) mandating labeling changes to a product based on new safety information; or (iii) requiring manufacturers to implement a risk evaluation mitigation strategy where necessary to assure safe use of the drug. Similar laws and regulations exist in countries outside of the United States. Previously unknown safety problems could also result in product recalls, restrictions on the products’ permissible uses, or withdrawal of the products from the territory(ies) where they are approved for commercialization. If new safety issues are discovered, sales of EGRIFTA® and/or Trogarzo® may decrease and result in a material adverse effect on our business, financial condition and operating results.

Our levels of revenues are highly dependent on obtaining and maintaining patient reimbursement for EGRIFTA® and Trogarzo®.

Market acceptance and sales of EGRIFTA® and Trogarzo® substantially depend on the availability of reimbursement from third-party payors such as governmental authorities, including U.S. Medicare and Medicaid, managed care providers, and private insurance plans and may be affected by healthcare reform measures in the United States and elsewhere. Third-party payors decide which medications they will pay for and establish

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reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors are attempting to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors have been challenging the prices charged for products. Third-party payors may decrease the level of reimbursement of a product or cease such reimbursement and the occurrence of any of these events could materially adversely affect the sales of EGRIFTA® and Trogarzo®.

Sales of EGRIFTA® and Trogarzo® to patients benefitting from U.S. funded reimbursement programs represent the most important part of all sales of our products. Denial of coverage for any of those two products under any of the current programs would materially adversely affect our revenues.

If Trogarzo® is approved for commercialization in the European Union, sales will be highly dependent on obtaining reimbursement. The process of seeking reimbursement for a new drug is complex and varies from one EU Member State to an other. In many EU Member States, pricing plays an important role in the evaluation of prescription drugs for reimbursement. There can be no assurance that Trogarzo®, if approved in the European Union, will be reimbursed by all or any EU Member State.

Even if Trogarzo® is reimbursed, in EU Member States, legislators, policymakers and healthcare insurance funds continue to propose and implement cost-containing measures to keep healthcare costs down, due in part to the attention being paid to healthcare cost containment in the European Union. Certain of these changes could impose limitations on the prices we will be able to charge for Trogarzo® or the amounts of reimbursement available for Trogarzo® from governmental agencies or third party payors, may increase the tax obligations on pharmaceutical companies such as ours, or may facilitate the introduction of generic competition. Further, an increasing number of EU Member States and other foreign countries use prices for medicinal products established in other countries as “ reference prices ” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere. In addition, the ongoing budgetary difficulties faced by a number of EU Member States, including Greece and Spain, have led and may continue to lead to substantial delays in payment and payment partially with government bonds rather than cash for medicinal drug products, which could negatively impact our potential revenues and profitability from Trogarzo®. Moreover, in order to obtain reimbursement for Trogarzo® in some EU Member States, we may be required to conduct clinical trials that compare the cost-effectiveness of Trogarzo® to other available therapies. There can be no assurance that Trogarzo®, if approved by rthe EMA, will obtain favorable reimbursement status in any EU Member States.

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Even though EGRIFTA® and Trogarzo® are approved for sale in one or more territories, revenue that we generate from their sales may be limited.

Sales of EGRIFTA® and Trogarzo® will depend upon the acceptance of such products by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any of our products will depend on a number of factors, including:

•	demonstrated product safety, including the prevalence and severity of side effects, and effectiveness as a treatment that addresses a significant unmet medical need;

•	storage requirements, dosing regimen and ease of administration;

•	the availability of competitive alternatives;

•

our ability to obtain and maintain sufficient third-party coverage for reimbursement from government health care programs, including U.S. Medicare and Medicaid, private health insurers and other third-party payors;

•	the willingness and ability of patients to pay out-of-pocket for medications;

•	the product price; and

•	the effectiveness of sales and marketing efforts.

If our products do not achieve adequate sales, we may not generate sufficient revenue in order to become profitable.

If we do not obtain marketing approval for Trogarzo® in Europe, our future revenues and our operating results would be adversely impacted.

In August 2018, we filed a MAA with the EMA seeking the approval of Trogarzo®. The MAA was filed using the same data as those used when we submitted our NDA with the FDA. The file is currently under review by the EMA and we expect a decision by the second half of this year.

There can be no guarantee that the EMA will approve Trogarzo®, or that the EMA will approve Trogarzo® for the proposed indication sought. The EMA could reject the MAA for various reasons, including due to a finding of inadequate safety, tolerability, potency, efficacy profiles or due to the size of the population in the clinical trials conducted by TaiMed. Additionally, the EMA could request that we provide additional safety or efficacy data which could require the conduct of additional clinical trials. Since clinical trials are time-consuming, the assessment of our MAA by the EMA could be delayed by many months or years if the conduct of clinical trials is required as a pre-requisite to obtaining a final assessment of our MAA from the EMA.

Even if Trogarzo® is approved by the European Commission, significant restrictions could be imposed on the indicated use or its marketing, or there could be imposed requirements for burdensome post-approval clinical studies. The terms of the Trogarzo® labeling may be more restrictive than we desire and could affect its commercial potential.

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Market acceptability of Trogarzo® by physicians, patients and payors could be harmed if restrictions on its use are imposed by the EMA. The potential market size of Trogarzo® could also be reduced if those restrictions have the effect of limiting the number of patients eligible to be prescribed the drug.

If Trogarzo® is not approved by the European Commission or, if its approval is delayed, or if limitations of use or the conduct of clinical trials are mandated, this would adversely affect our business, financial condition and operating results.

The commercialization of the F4 Formulation for EGRIFTA® remains uncertain since validation of the commercial batches has yet to be completed. The non-commercialization of the F4 Formulation, or a delay in commercializing the F4 Formulation, could impact our revenue growth and operating results.

Since the approval of the F4 Formulation by the FDA, we have begun the manufacturing process of the F4 Formulation. In order to bring to market a new formulation of an approved drug product, a manufacturer must manufacture three consecutive batches of the product, also called validation batches, all of which must meet the specifications described in the submission filed with the regulatory agency. To date, we have manufactured one validation batch of the F4 Formulation and such batch is within the specifications approved by the FDA.

There can be no guarantee that any of the other two validation batches will meet the specifications approved by the FDA. If any of those batches does not meet the approved specifications, we will have to conduct an audit on the manufacturing process to determine the cause of the failure.

The conduct of an audit may take time and delay the launch of the F4 Formulation. Because the regulation requires that three consecutive validation batches of a drug product meet the specifications, the failure of one such batch in meeting the specifications will require that we resume anew the manufacture of three validation batches.

Any delay in the launch of the F4 Formulation or any decision not to launch the F4 Formulation as a result of manufacturing issues could impact revenue growth derived from the sale of EGRIFTA® and our operating results.

We are dependent on collaboration and licensing agreements for the commercialization of EGRIFTA® in Latin America, Africa and the Middle East, certain European countries and South Korea. These agreements place the commercialization of EGRIFTA® in these markets outside of our control.

Although each of our collaboration and licensing agreements with Sanofi, AOP, BL&H, PRX and Praxis contain provisions governing their responsibilities as partners for the commercialization of EGRIFTA® in their respective territories, our dependence on these commercial partners is subject to a number of risks, including:

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•

our limited control of the amount and timing of resources that they will be devoting to the commercialization, marketing and distribution of EGRIFTA®, including obtaining third-party patient reimbursement coverage, which could adversely affect our ability to obtain or maximize revenues;

•	disputes or litigation that may arise between us and them, which could adversely affect the commercialization of EGRIFTA®, all of which would divert our management’s attention and our resources;

•

Sanofi, AOP, BL&H, PRX or Praxis not properly defending our intellectual property rights or using them in such a way as to expose us to potential litigation, which could, in both cases, adversely affect the value of our intellectual property rights;

•

corporate reorganizations or changes in business strategies of Sanofi, AOP, BL&H, PRX or Praxis which could adversely affect their willingness or ability to fulfill their obligations under our agreement; and

•	Sanofi, AOP, BL&H, PRX or Praxis being found in breach of local laws.

Our collaboration and licensing agreements may be terminated by Sanofi, AOP, BL&H, PRX and Praxis in the event of a breach by us of our obligations under such agreement, including our obligation to supply EGRIFTA®, for which we rely on third parties. If any of Sanofi, AOP, BL&H, PRX and Praxis terminates its agreement with us or fails to effectively commercialize EGRIFTA®, for any of the foregoing or other reasons, we may not be able to replace any of them in those markets and the occurrence of any of the abovementioned events would affect our operating results.

We face competition and the development of new products by other companies could materially adversely affect our business and operating results.

The biopharmaceutical and pharmaceutical industries are highly competitive and we must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products, most of which have substantially greater financial, technical and personnel resources than us. We believe there is no approved drug product competing directly with our approved products. However, with respect to EGRIFTA®, we face competition from companies selling human growth hormone, testosterone, insulin sensitizing agents, GLP-1 receptor agonists and termorelin as those products may be prescribed by physicians. In addition, other approaches to reduce visceral adipose tissue in the abdominal area include coping mechanisms such as lifestyle modification (diet and exercise), switching ARTs or liposuction. With respect to Trogarzo®, we are aware that dolutegravir and darunavir are being used in regimens to treat MDR HIV-1 and that attachment inhibitors, long-acting ARTs and broadly working antibody products are under development.

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RISKS RELATED TO RESEARCH AND DEVELOPMENT ACTIVITIES

The conduct of research and development activities is risky and results obtained therefrom may not be those anticipated. As a result, there can be no assurance that any research and development plan on a product candidate will result in an approved drug.

Research and development activities are highly risky and the results obtained therefrom may not yield any of the anticipated benefits. The development of a product candidate into a new drug requires the conduct of many tests on animals and humans, all of which must comply with stringent regulation. If we were to resume research and development activities, there can be no assurance that any research and development program designed to develop a new drug, or provide a new treatment, would end up generating positive results leading up to an approved product by a regulatory authority.

The conduct of clinical trials requires the enrolment of patients and difficulties in enrolling patients could delay the conduct of our clinical trials or result in their non-completion.

In connection with the development of a new drug, we must conduct clinical trials. Clinical trials require the enrolment of patients and we may have difficulties enrolling patients for future clinical trials. These difficulties may arise as a result of design protocol, the size of the patient population, the eligibility criteria to participate in the clinical trials, the availability of competing therapies, the patient referral practices of physicians and the availability of clinical trial sites. Difficulty in enrolling patients in connection with the conduct of clinical trials could result in their cancellation or delays in completing them. Once patients are enrolled in a clinical trial, the occurrence of any adverse drug effects or side effects observed during the trial could also result in the clinical trial being cancelled. The cancellation of clinical trials for the foregoing reasons could lead to our forfeiting the development of the product candidate tested in those clinical trials.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our failure to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered and protected by valid and enforceable patents, trademarks and copyrights or are effectively maintained as trade secrets. We try to protect our intellectual property position by, among other things, filing patent applications and trademark applications related to our proprietary technologies, inventions, improvements and tradenames that are important to the development of our business.

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Because the patent and trademark position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents and trademarks cannot be predicted with certainty. Patents and trademarks, if issued, may be challenged, invalidated or circumvented. For example, if our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our compounds, selling our products or commercializing our patented technology. Thus, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.

Our pending patent applications may not be issued or granted as patents. Even if issued, they may not be issued with claims of sufficient breadth to protect our product candidates and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or may reverse engineer or discover our trade secrets through proper means. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, the United States and the European Patent Convention, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as our current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to our competitors. It is possible that a competitor will make use of such information, and that our competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from our business. If any intellectual property right were to be infringed, disclosed to or independently developed by a competitor, our competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our pending patent applications at risk of being invalidated or interpreted narrowly, could put one or more of our patents at risk of not issuing, or could facilitate the entry of generic products.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

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Our commercial success depends, in part, on our ability not to infringe on third party patents and other intellectual property rights.

Our capacity to commercialize EGRIFTA® and Trogarzo® will depend, in part, upon our ability to avoid infringing third party patents and other third-party intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always easy for participants, including us, to determine which patents cover various types of products, processes of manufacture or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The fact that we own patents for tesamorelin and for the treatment of HIV-related lipodystrophy in certain jurisdictions does not guarantee that we are not infringing one or more third-party patents in such jurisdictions and there can be no guarantee that we will not infringe or violate third-party patents and other third-party intellectual property rights in the United States or other jurisdictions.

For example, EMD Serono has listed a patent held by one of its affiliates in the Orange Book under the Hatch-Waxman Act with respect to EGRIFTA® in HIV-associated lipodystrophy. With the termination of the EMD Serono Agreement, EMD Serono could assert that such patent would be infringed by our continued sale of EGRIFTA® in the United States. To counter that risk, we have obtained a non-exclusive license from EMD Serono’s affiliate under the EMD Serono Termination Agreement in order to continue selling EGRIFTA® in the United States. If we are in default under the EMD Serono Termination Agreement and such default is not cured within the agreed upon time, EMD Serono’s affiliate could terminate our non-exclusive license. The termination of that license could prevent us from selling EGRIFTA® in the United States if we were found to infringe the patent listed by one of EMD Serono’s affiliates in the Orange Book and this could have a material adverse effect on our business, financial condition and operating results.

Patent analysis for non-infringement is based in part on a review of publicly available databases. Although we review from time to time certain databases to conduct patent searches, we do not have access to all databases. It is also possible that we will not have reviewed some of the information contained in the databases or we found it to be irrelevant at the time we conducted the searches. In addition, because patents take years to issue, there may be currently pending applications that have not yet been published or that we are unaware of, which may issue later as patents. As a result, there can be no guarantee that we will not violate third-party patents.

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Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that we infringe such third-party’s patents or any of its other intellectual property rights. Under such circumstances, there is no guarantee that we would not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-consuming and would divert management’s attention from the daily execution of our business plan. Litigation implies that a portion of our financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of our business.

If we are involved in patent infringement litigation, we would need to prevail in demonstrating that our products do not infringe the asserted patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If we are found to infringe a third-party patent or other intellectual property right, we could be required to enter into royalty or licensing agreements on terms and conditions that may not be favorable to us, and/or pay damages, including up to treble damages in the United States (for example, if found liable of willful infringement) and/or cease the development and commercialization of our product candidates. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property and to compete with us.

We have not been served with any notice alleging that we infringe a third-party patent, but there may be issued patents that we are unaware of that our products may infringe, or patents that we believe we do not infringe but ultimately could be found to infringe. If we were to challenge the validity of a competitor’s issued United States patent in a United States court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that, in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims. We cannot guarantee that a court would find in our favour on questions of infringement and validity. Any finding that we infringe or violate a third-party patent or other intellectual property right could materially adversely affect our business, financial condition and operating results.

REGULATORY RISKS

We may be subject to enforcement action if we engage in the off-label promotion of EGRIFTA® or Trogarzo®.

Our promotional materials and training methods must comply with the Federal Food, Drug and Cosmetic Act, as amended, of the United States, or FFDCA, as well as with laws in the European Union, including EU Member States laws, and other applicable laws and regulations, including restraints and prohibitions on the promotion of off-label, or unapproved, use. Physicians may prescribe our products for off-label use without regard to these prohibitions, as the FFDCA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training of company employees or agents constitutes promotion of an off-label use, it could request that we modify our training or promotional materials, issue corrective action, or subject us to regulatory or enforcement actions, including but not limited to the issuance of an untitled letter or warning letter, and a judicial action seeking injunction, product seizure and civil or criminal penalties. It is also

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possible that other federal, state or non-U.S. enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Our reputation would also be damaged. Although our policy is to refrain from written or oral statements that could be considered off-label promotion of our products, the FDA or other regulatory agencies, such as Health Canada and the EMA, could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us and harm our reputation.

We are not allowed to conduct promotional activities related to Trogarzo® in Canada and Europe prior to obtaining regulatory approval in each of those territories since it is an investigational drug. Promotional activities may begin in one of those territories once a drug is approved by Health Canada, in Canada, and the EMA, in certain European countries. We are only allowed to conduct certain medical activities surrounding the disease aimed to be treated with ibalizumab in those territories. If we are found to violate these rules, we could be subject to fines or other penalties.

The pharmaceutical industry is highly regulated and pharmaceutical companies are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

•

the federal healthcare program’s anti-kickback law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•

federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	the FFDCA and similar laws regulating advertisement and labeling; and

•

European Union’s, EU Member States’ and U.S. States’ law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

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In the United States, the federal anti-kickback law has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers or formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce or reward prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Most American states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws. Further, the Health Care Reform Law, among other things, amends the intent requirement of the U.S. federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty under the federal anti-kickback law without actual knowledge of the statute or specific intent to violate it. In addition, the Health Care Reform Law provides that the U.S. government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, financial condition and operating results.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, scrutinizes interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. Additionally, if a healthcare provider settles an investigation with the DOJ or other law enforcement agencies, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips or items and gifts of value to prescribers, “sham” consulting fees and grants and other monetary benefits to prescribers; reporting inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.

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In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of commercial compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to certain healthcare professionals. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may run afoul of one or more of the requirements.

If our activities are found to be in violation of these laws or any other federal and state fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our activities with regard to the commercialization of our products in the United States, which could harm the commercial sales of our products and materially affect our business, financial condition and results of operations. We cannot guarantee that we will be able to mitigate all operational risks. In addition, we cannot guarantee that we, our employees, our consultants or our contractors are or will be in compliance with all potentially applicable U.S. federal and state regulations and/or laws. Because of the far-reaching nature of these laws, we may be required to alter or discontinue one or more of our business practices to be in compliance with these laws. If we fail to adequately mitigate our operational risks or if we or our agents fail to comply with any of those regulations, laws and/or requirements, a range of actions could result, including, but not limited to, the termination of clinical trials, the failure to approve a product candidate, restrictions on EGRIFTA®, Trogarzo® or their respective manufacturing processes, withdrawal of EGRIFTA® or Trogarzo® from the market, significant fines, exclusion from government healthcare programs or other sanctions or litigation. Such occurrences could have a material adverse effect on our product sales, business and results of operations.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. U.S. federal or state regulatory authorities might challenge our current of future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations and financial condition. Any state or federal regulatory review of us or the third parties with whom we contract, regardless of the outcome, would be costly and time-consuming.

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LITIGATION RISKS

If we fail to comply with our contractual obligations, undertakings and covenants under our agreements with our commercial partners and third-party service providers, we may be exposed to claims for damages and/or termination of these agreements, all of which could materially adversely affect the commercialization of EGRIFTA® and Trogarzo®, our capacity to generate revenues and management’s attention to the development of our business.

We rely on third-party service providers for sales, marketing, distribution and manufacturing activities related to EGRIFTA® and Trogarzo® in the United States. Under our agreements with our third-party service providers, we have assumed certain obligations, undertakings and covenants which, if breached by us and not remedied within the agreed upon periods, could expose us to claims for damages and/or termination of these agreements. If we are unable to meet our obligations under any of our agreements with TaiMed as well as with third-party service providers which results in termination of such agreements, this will materially adversely affect our business, financial condition and operating results since we rely on single third-party service providers, each of whom performing key services for the success of our business plan.

If product liability lawsuits are brought against us, they could result in costly and time-consuming litigation and significant liabilities.

Despite all reasonable efforts to ensure the safety of our products we may be commercializing, it is possible that we or our commercial partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The development, manufacture and sale of such products may expose us to potential liability, and the pharmaceutical industry has been subject to significant product liability litigation. Any claims, with or without merit, could result in costly litigation, reduced sales, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and operating results. A product liability claim could also tarnish our reputation, whether or not such claims are with or without merit.

If a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if the claim is successful, damage awards may be substantial and/or may not be covered, in whole or in part, by our insurance. We may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. We may also be obligated to indemnify our commercial partners and third-party service providers as well as make payments to other parties with respect to product liability damages and claims. Defending any product liability claims, or indemnifying others against those claims, could require us to expend significant financial and managerial resources and would have a material adverse effect on our reputation and our financial condition.

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GEO-POLITICAL RISKS

A variety of risks associated with our international business relationships could materially adversely affect our business.

International business relationships in the United States, Latin America, Africa, the Middle East, Europe, South Korea, China, Taiwan and elsewhere subject us to additional risks, including:

•	disruptions of important government services;

•	differing regulatory requirements for drug approvals in foreign countries;

•	potentially reduced protection for intellectual property rights, including unexpected changes in the rules governing patents and their enforcement;

•	potential third-party patent rights in foreign countries;

•

the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market, with low or lower prices, rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability, particularly in foreign economies and markets;

•	compliance with tax, employment, immigration and labour laws for employees traveling abroad;

•	foreign taxes;

•

foreign exchange contracts and foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labour unrest is more common than in the United States and Canada;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

On June 23, 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union, commonly referred to as “Brexit.” As a result of the referendum, the British government negotiated the terms of the United Kingdom’s future relationship with the European Union but those terms were rejected by the British Parliament. The United Kingdom is scheduled to leave the European Union on March 29, 2019 and, to date, no deal has been struck between the United Kingdom and the European Union on various trade and commercial matters resulting from Brexit. We do not know to what extent Brexit will impact the business and regulatory environment in

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the United Kingdom, the rest of the European Union, or other countries. Changes impacting our ability to conduct business in the United Kingdom or other European Union countries, or changes to the regulatory regime applicable to our anticipated operations in those countries (such as with respect to the potential approval of Trogarzo®), may materially and adversely impact our business, prospects, operating results, and financial condition.

These and other risks of international business relationships may materially adversely affect our business, financial condition and operating results.

OTHER RISKS RELATED TO OUR BUSINESS

We rely extensively on the information technology systems of third-party service providers to store data, such as personal identifiable information, regarding our commercial activities for EGRIFTA® and Trogarzo®. Security breaches and other disruptions to those information technology systems could cause a violation of privacy laws, exposing us to liability which could cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology and networks, most of which are managed by third parties, to process, transmit and store electronic information to manage and support our business decisions and strategy. We have no control and access over the information technology systems of third party service providers where most of this information is stored and we are unable to assess whether appropriate measures have been implemented to prevent or limit a security breach of their information technology systems.

We also use our information technology systems to collect and store proprietary data, such as those related to our intellectual property, customers, employees and suppliers.

In connection with the conduct of activities in Europe, we will have to comply with the European Union General Data Protection Regulation, or GDPR. The GDPR introduced data protection requirements in the European Union relating to the consent of individuals to whom the personnel data relates, the information provided to the individuals, the security we must retain, the security and confidentiality of the personal data, data breach notification and the use of third party processors in connection with the processing of personal data. The GDPR has increased the responsibility of all parties collecting personal data. As we are building our infrastructure in Europe, we will have to put in place mechanisms to ensure compliance with the GDPR. However, our efforts to comply with the GDPR may not be successful and could increase our costs of doing business. In addition, data protection authorities of the various EU Member States may interpret the GDPR differently adding a layer of complexity in implementing adequate compliance measures.

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The secure and uninterrupted operation of third party information technology systems and of ours is material to our business operations and strategy. Unauthorized access to data files held in our information technology systems or those of third parties could result in inappropriate use, change or disclosure of sensitive and/or personal data of our customers, employees, suppliers and patients. Any such access, disclosure or other loss of information could subject us to litigation, regulatory fines, penalties or reputational damages, any of which could have a material adverse effect on our competitive position, reputation, business, financial condition and operating results.

We did not generate a profit from our operation in the last fiscal year and there can be no guarantee that we will achieve consistent profitability.

We did not generate a profit in the fiscal year ended November 30, 2018. Our profitability will mainly depend on our capacity to maintain the commercialization of EGRIFTA® and Trogarzo® successfully in the United States through a low-cost and effective distribution network, the recruitment and retention of talented personnel by Syneos, the deployment of an effective marketing campaign and through continued reimbursement coverage for EGRIFTA® and Trogarzo® under U.S. Medicare and Medicaid programs and under private-health insurers programs.

There is no guarantee that we will continue succeeding in growing sales of EGRIFTA® and Trogarzo® in the United States. In addition, there is no guarantee that we will be able to successfully launch and commercialize Trogarzo®, if approved, in the European Territory. If revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our business, financial condition and operating results could be materially adversely affected and we may never sustain profitability.

We may not be able to generate sufficient cash from our operating activities to service our debt obligations.

Our ability to make payment on the Notes and our overall indebtedness will depend on future financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of positive cash flows from operating activities sufficient to pay the principal and interest on our Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, seek additional capital or restructure or refinance our debt. These measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and we could have to resort to insolvency laws to seek protection from our creditors.

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We may require additional funding and may not be able to raise the capital necessary to fund all or part of our capital requirements.

We may need financing in order to fund all or part of our capital requirements to sustain our growth, to develop our marketing and commercial capabilities, to meet our compliance obligations with various rules and regulations to which we are subject, and to in-license or acquire new molecules or approved products. However, our business performance may prevent us from generating enough cash-flow to meet our obligations and the market conditions may also prevent us from having access to the public market in the future at the times or in the amounts necessary. Therefore, there can be no guarantee that we will be able to continue to raise additional capital by way of public or private offerings in the future. In such a case, we would have to use other means of financing, such as entering into private financing or credit agreements, the terms and conditions of which may not be favorable to us. In addition, the issuance and sale of substantial amounts of equity, or other securities, or the perception that such issuances and sales may occur could adversely affect the market price of our common shares.

We depend on our current personnel to pursue our business plan and the loss of our key employees and the inability to attract and hire highly qualified individuals to replace the loss of our current key employees could have a material adverse effect on our business and growth potential.

Because of the specialized nature of our business, our success depends to a significant extent on the continued service of our key employees and on our ability to be able to attract, retain and motivate qualified manufacturing, managerial and scientific personnel. We have entered into employment agreements with our executive officers and provided them with long-term incentives as a retention mechanism, but such agreements and incentives do not guarantee that our executive officers will remain employed by us for any significant period of time, or at all. In addition, we have a limited workforce to pursue our business plan and the loss of any of our key employees could materially adversely affect our business. Our third-party service provider, Syneos, has hired sales representatives and other qualified individuals to assist us with the commercialization of EGRIFTA® and Trogarzo® in the United States. Although these individuals are not our employees, the loss of any of those individuals and the inability of Syneos to attract and retain these individuals could have a material adverse effect on the commercialization of EGRIFTA® and Trogarzo®, and, accordingly, our business, financial condition and operating results. In addition, it could adversely affect the market price of our common shares.

There is intense competition for qualified personnel in the areas of our activities, and we and our third-party service providers may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. Our failure and the failure of our third-party service providers to attract and retain such personnel could impose significant limits on our business operations and hinder our ability to successfully and efficiently realize our business plan.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	40

We may not achieve our publicly announced milestones or our commercial objectives on time.

From time to time, we publicly announce the timing of certain events to occur or the attainment of certain commercial objectives. These statements are forward-looking and are based on the best estimate of management at the time, relating to the occurrence of such events. However, the actual timing of such events or our ability to achieve these objectives may differ from what has been publicly disclosed. Events such as beginning of commercialization of a product, levels of sales, revenues and other financial metrics may vary from what is publicly disclosed. These variations may occur as a result of a series of events, including problems with a supplier or a commercial partner, change in the procurement policy of a commercial partner or any other event having the effect of delaying the publicly announced timeline or reducing the publicly announced commercial objective. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events or any variation in the occurrence of certain events having the effect of altering publicly announced commercial objectives could have a material adverse effect on our business, financial condition and operating results. In addition, it could adversely affect the market price of our common shares.

In connection with the reporting of our financial results, we are required to make estimates and assumptions, which involve uncertainties and any significant differences between our estimates and actual results could have an adverse impact on our reported financial position, operating results and cash flows.

The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates our critical and other significant estimates and assumptions, including among others, those associated with revenue and deferred revenue, stock option plan, income taxes, onerous lease provision and contingent liabilities such as clinical trial expenses, recoverability of inventories, recoverability of tax credits and grants receivable and capitalization of development expenditures. Any significant differences between our actual results and our estimates and assumptions could negatively impact our reported financial position, operating results and cash flows.

If we identify a material weakness in our internal controls over financial reporting, our ability to meet our reporting obligations and the trading price of our common shares could be negatively affected.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, a material weakness increases the risk that the financial information we report contains material errors.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	41

We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies. In addition, we are required under Canadian securities laws to report annually on our internal control over financial reporting. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. If we determine that our internal controls over our financial reporting are not effective, or we discover areas that need improvement in the future, these shortcomings could have an adverse effect on our business and financial results, and the price of our common shares could be negatively affected.

If we cannot conclude that we have effective internal controls over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in our stock price. Failure to comply with reporting requirements could also subject us to sanctions and/or investigations by the Canadian regulatory authorities.

RISKS RELATED TO OUR COMMON SHARES

Our share price has been volatile, and an investment in our common shares could suffer a decline in value.

Since our initial public offering in Canada, our valuation and share price have fluctuated immensely and have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of common shares. In the past, the market price of our common shares has fluctuated and will continue to fluctuate due to various factors including the risk factors described herein and other circumstances beyond our control. An investment in our common shares could decline in value or fluctuate significantly.

Our revenues and expenses may fluctuate significantly and any failure to meet financial expectations and/or our own financial guidance, if any, may disappoint securities analysts or investors and result in a decline in the price of our common shares.

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:

•	the level of sales of EGRIFTA® in the United States and Canada;

•	the level of sales of Trogarzo® in the United States;

•	the level of sales of Trogarzo® in the European Territory, if approved;

•	supply issues with EGRIFTA® or Trogarzo®;

•	default under the terms of our Notes;

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	42

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

•	the outcome of any litigation;

•	payment of fines or penalties for violations of laws;

•	foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone or royalty payments from future third parties; and

•	failure to enter into new or the expiration or termination of current agreements with third parties.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts, or if we need to reduce our financial guidance, if any, the price of our common shares could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

We do not intend to pay dividends on our common shares and, consequently, the ability of investors to achieve a return on their investment will depend on appreciation in the price of our common shares.

We have never declared or paid any cash dividend on our common shares and we do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Therefore, the success of an investment in our common shares will depend upon any future appreciation in their value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

Our shareholder rights plan and certain Canadian laws could delay or deter a change of control.

Our shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of our common shares, to subscribe for our common shares at a discount of 50% to the market price at that time, subject to certain exceptions.

The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	43